FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                For the Quarterly period ended December 31, 2000
                                   EIDOS plc


                             Wimbledon Bridge House
                               1, Hartfield Road
                               Wimbledon, London
                            SW19 3RU United Kingdom
                                44 208 636 3000
         (Address and telephone number of principal executive offices)

 [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                      Form 20-F |X|             Form 40-F|_|

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                      82-                       N/a

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EIDOS plc

August 8, 2001            By /S/Michael McGarvey

                          Michael McGarvey
                          Chief Executive Officer

                                   EIDOS plc

                                    Form 6-K

                               TABLE OF CONTENTS

                                                                            Page
US press release dated February 28, 2001 - Results for the
three and nine months ended December 31, 2000                                  3
Exhibits
The following documents were filed as part of this Form 6-K:
         25 January 2001     Trading Update                                  E-1
         9 March 2001        Statement re Express.com                        E-2
         10 May 2001         Appointment of non executive director           E-3
         31 May 2001         1 for 3 Rights Issue announced                  E-4

FOR IMMEDIATE RELEASE



  EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
                            ENDED DECEMBER 31, 2000

LONDON, February 28, 2001 - Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the three and nine months ended December 31, 2000. Revenues for the quarter were (L)83.5 million ($124.3 million), down from (L)98.5 million for the corresponding period last year. On a US GAAP basis the Company's profit before tax for the quarter ended December 31, 2000 was (L)14.5 million ($21.6 million), giving a net profit of (L)7.3 million ($10.9 million) and an earnings per share of 7.1 pence (10.6c), compared to a net profit of (L)14.2 million and an earnings per share of 14.1 pence in the corresponding period last year.

Commenting on Eidos' current trading and prospects, Ian Livingstone, Chairman, stated:

Review of Operations

"There were sixteen (1999: fifteen) new games released in the nine months ended 31 December 2000. During the period Who Wants To Be A Millionaire sold in excess of one million units across all formats in the UK. Following the period end, Chart Track confirmed that it is now the UK's fastest selling game to date, and the second biggest selling game in UK chart history behind Tomb Raider II. Our publishing rights for this title have now been extended under the agreement with Celador International to include Australia, Italy, Portugal and the Republic of Ireland, taking our total reach to eleven countries.

Other notable successes included: Championship Manager Season 2000/2001, 102 Dalmatians, Chicken Run and Tomb Raider: Chronicles, all of which sold over 350,000 units in the period. The Group also released its first PlayStation 2 title, TimeSplitters, during the quarter to critical acclaim and considerable commercial success; in the UK it has been a Top 5 PlayStation 2 title since its release. Whilst TimeSplitters has been a success we have decided (as announced on 25 January 2001) to delay the release of further PlayStation 2 titles until the installed base has achieved a greater critical mass.

Turnover decreased by 3.4% from (L)142.6 million to (L)137.8 million, before the exceptional charge incurred in respect of returns. Pre exceptional operating losses were (L)13.5m after goodwill amortisation of (L)11.8 million compared to (L)10.4m after goodwill of (L)9.7m in the prior period. The pre exceptional loss per share was 13.4p (1999: (12.1) p). Excluding goodwill and exceptionals, the loss per share was 2.1p for the nine months (1999: (2.0) p).

Before the exceptional charge to turnover, gross margin was 56.4% for the nine months compared to 62.2% for the corresponding period last year. The decrease in margin reflects a shift in the sales mix towards catalogue titles in the first six months of the period. We believe this shift is temporary, and will reverse over the course of future periods. External royalty costs and provisions against slow moving stock were also higher than normal in the period but these are expected to return to more normal levels in due course.

Selling and Marketing

Advertising costs in the nine months were (L)16.5 million (12.0% of pre exceptional turnover) compared to (L)18.0 million (12.6% of turnover) in the corresponding period of 1999. The level of expenditure relative to turnover has fallen in the period partly as a result of reduced expenditure on TV advertising in anticipation of lower volumes.

The fixed element of selling and marketing costs was down 16.9% to (L)13.3 million compared to (L)16.0 million in the prior year. The reduction in expenditure reflects the lower amortisation cost of promotional licences, the disposal or termination of certain non-core activities and tighter cost control. The emphasis on cost control remains an important focus for the Group.

Research and Development

Research and development represents the Company's investment in product development of (L)31.2 million (1999: (L)33.7 million) and pure research and development of (L)0.4 million (1999: (L)2.0 million). The reduction in product development expenditure reflects the increasing emphasis on internally developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. This pipeline includes (L)28.4 million (1999: (L)34.2 million) invested in more than 30 titles to be released over the next two years. The termination of certain non-core activities has led to the decrease in pure research and development expenditure.

General and Administrative

Pre exceptional charges, General and administrative costs excluding goodwill of (L)8.1 million, were (L)19.0 million (13.8% of turnover), compared to
(L)20.3 million in the corresponding period (14.3% of turnover), reflecting greater control of staff costs and the improved management of credit risk. We intend to continue to reduce these costs.

Financing and Cashflow

At 31 December 2000 Eidos had cash balances of (L)7.8m (1999: (L)15.0m) and gross debt of (L)28.8m (1999: (L)86.8m). The Group currently has a (L)50m banking facility.

The net cash outflow from operating activities was (L)25.9 million compared to
(L)41.6 million in the corresponding period of 1999.

Taxation

A tax charge of (L)7.0m has been applied to the profit on ordinary activities for the quarter to 31 December 2000, effectively reversing the tax credit applied earlier in the period. Based on revised expectations for the current fiscal year, the Board does not believe that it is appropriate to make any further provision for tax credits on the loss on ordinary activities for the nine month period.

Board and Management

Searches for a new Finance Director and a further independent non-executive director continue and further announcements will be made as soon as possible.

Outlook

Releases in the current quarter include the PlayStation 1 version of Who Wants To Be A Millionaire in Germany and Fear Effect 2: Retro Helix also on PlayStation 1. Who Wants To Be A Millionaire has already achieved considerable chart success in Germany and further localised versions are due for release early in the next fiscal year. Whilst it is still too early to forecast success for Fear Effect 2: Retro Helix in the stores, all the early indications are that the title will live up to its critical acclaim and prove a worthy addition to the franchise.

Following the changes to the Group's release schedule outlined in the 25 January Trading Update, many of the other titles originally scheduled for the current quarter, will now be released in the following fiscal year. These include the highly anticipated sequel titles Commandos 2 and Gangsters 2 plus the exciting new titles Startopia and from Core design, Eden and Herdy Gerdy.

The delays to the release schedule required the Board to revise downwards significantly its expectations for the current financial year. Nevertheless the Board feels that demonstrable improvements have been shown in the Group's underlying performance in the current period. A 10.8% reduction in the Group's pre exceptional operating expenses and the improved use of available working capital facilities have been complemented by increased domestic market share and notable and sustained chart success with titles such as Who Wants To Be A Millionaire and Championship Manager: Season 2000/2001.

The Group has recently announced a two year deal with Nokia to provide five games for WAP enabled mobile phones, based on both new and existing franchises. The first game, Gangsters, will be available during the first half of 2001.

The success of the next generation consoles from Sony, Microsoft and Nintendo will be the primary driver for growth in calendar year 2001. While the Company remains confident in the mid to long term prospects of the entertainment software market, there continues to be a lack of visibility through to Christmas 2001. With Sony's recent manufacturing difficulties and the postponement of Microsoft's Xbox launch in Europe, the company remains cautious about trading over the next nine to twelve months.

As new hardware platforms and methods of gameplay delivery proliferate, gamers will naturally gravitate towards titles based around characters, brands and franchises with which they are familiar, provided that all the incremental improvements in sound, graphics and gameplay are also present. The Board believes that it can successfully deliver its products to ever increasing audiences of gamers across all platforms. This publishing strategy combined with continued pressure on costs should enable the Group to return to profitability in the near term."

Commenting on these results Michael McGarvey, Chief Executive Officer, added:

"Based on current market conditions the Board believes these results to be satisfactory, particularly since turnover and profits for the three month period to 31 December 2000 were ahead of expectations.

As outlined in our Trading Update announced on 25 January 2001, projections for the full year have now been revised significantly downwards, as a result of changes to the timing of certain key releases originally scheduled for the fourth quarter.

The Board feels confident that the Group's strategy of developing and publishing games based on its core brands and franchises, combined with the sustained review and reduction of the fixed cost base of the business, should allow a return to profitability in the next financial year."

                                                   US GAAP                                             US GAAP
                                             Three Months Ended                                   Nine Months Ended
                                                December 31,                                         December 31,
                                                2000                       1999                      2000                      1999
                                       $000*           (L)000            (L)000            $000*            (L)000           (L)000
Net sales before
exceptional items                    126,969           85,214           104,342          213,745           143,453          148,402
EBITDA before exceptional
items                                 27,984           18,781            31,202              122                82            2,254
Profit/(loss) before tax
and before exceptional
items                                 21,608           14,502            25,312          (20,812)          (13,968)         (12,739)
Exceptional items                         --               --                --          (80,590)          (54,087)              --
Profit/(loss) after
exceptional items                     10,906            7,319            14,236         (101,828)          (68,341)         (12,903)
Earnings/(Loss) per share              10.6c             7.1p             14.1p          (98.3c)           (66.0p)          (13.5p)
Earnings/(Loss) per share
before goodwill                        16.2c            10.9p             17.9p          (80.3c)           (54.2p)           (2.6p)
Diluted earnings/(Loss)
per share                              10.3c             6.9p             13.2p          (98.3c)           (66.0p)          (13.5p)
Weighted average shares                      103,710,636            101,220,390                  103,612,178             95,265,820
Weighted average
Diluted shares                               105,390,492            107,966,595                  103,612,178             95,265,820


* The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(L)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.49 to (L)1.00, the exchange rate published by Datastream for December 31, 2000.

Business Highlights

o Eight new titles launched in third quarter, with four shipping in excess of 350,000 units

o Who Wants To Be A Millionaire ships in excess of one million units in the UK, making it the fastest selling game in UK history and publishing rights extended to four additional countries

o       Total operating expenses pre exceptionals and goodwill down 10.8% to
        (L)80.3m

o Number 3 publisher by value in both UK and Germany for calendar year with 8.9% and 7.3% market share respectively. Number 5 publisher in France on same basis with 5.2% market share

o Deal signed with Nokia to provide games for WAP phones based on both new and existing franchises

Certain statements contained in this press release may be deemed forward-looking that involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, products delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants , retail acceptance of the company's published and third-party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 2000.

                                     # # #

Contact:

Michael McGarvey, CEO:                                0011 44 20 8636 3000
Jonathan Glass/Sara Musgrave, Brunswick:              0011 44 20 7404 5959
Brad Edwards, Brainerd Communicators:                 001 212 986 6667

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP for the three and nine months ended December 31, 2000

                                                       Three months ended                            Nine months ended
                                                          December 31,                                 December 31,
UK GAAP                                            2000           2000           1999           2000           2000           1999
                                                   $000         (L)000         (L)000           $000         (L)000         (L)000
Turnover: Group and share of joint
ventures'                                       129,471         86,893        104,573        215,317        144,508        148,633
Less: exceptional returns provisions                 --             --             --        (25,181)       (16,900)            --
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                129,471         86,893        104,573        190,136        127,608        148,633
Less: share of joint ventures' turnover          (5,130)        (3,443)        (6,041)       (10,049)        (6,744)        (6,041)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Group turnover - continuing operations          124,341         83,450         98,532        180,087        120,864        142,592
Costs of goods sold                             (53,855)       (36,144)       (34,192)       (89,540)       (60,094)       (53,884)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Gross profit                                     70,486         47,306         64,340         90,547         60,770         88,708
                                            -----------    -----------    -----------    -----------    -----------    -----------
Selling and marketing                           (17,747)       (11,911)       (15,669)       (44,384)       (29,788)       (33,999)
Research and development                        (16,876)       (11,326)       (12,130)       (47,027)       (31,562)       (35,688)
General and administrative
Goodwill amortisation                            (4,117)        (2,763)        (3,693)       (12,111)        (8,128)        (7,464)
Other                                            (8,810)        (5,913)        (6,920)       (29,638)       (19,891)       (20,336)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Operating expenses                              (47,550)       (31,913)       (38,412)      (133,160)       (89,369)       (97,487)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Group operating profit/(loss) -
continuing operations                            22,936         15,393         25,928        (42,613)       (28,599)        (8,779)
Joint venture operating profit                      858            576            568          1,313            881            568
Joint venture goodwill amortisation              (1,800)        (1,208)            --         (5,465)        (3,668)        (2,219)
                                            -----------    -----------    -----------    -----------    -----------    -----------
___________________________________________________________________________________________________________________________________
| Total operating profit/(loss) before                                                                                             |
| operating exceptionals                         21,994         14,761         26,496        (20,187)       (13,548)       (10,430)|
| Operating exceptionals                             --             --             --        (26,578)       (17,838)            -- |
|__________________________________________________________________________________________________________________________________|
                                            -----------    -----------    -----------    -----------    -----------    -----------
Total operating profit/(loss)                    21,994         14,761         26,496        (46,765)       (31,386)       (10,430)
Write down of Express investment                     --             --             --        (54,011)       (36,249)            --
Net interest and similar charges                   (632)          (424)        (1,181)          (560)          (376)        (2,163)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Profit/(loss) on ordinary activities
before tax                                       21,362         14,337         25,315       (101,336)       (68,011)       (12,593)
Taxation                                        (10,439)        (7,006)        (9,894)            --             --          1,019
                                            -----------    -----------    -----------    -----------    -----------    -----------
Net profit/(loss) after tax (prepared
under UK GAAP)                                   10,923          7,331         15,421       (101,336)       (68,011)       (11,574)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Earnings/(loss) per share                         10.6c            7.1p          15.2p       (97.7c)          (65.6p)       (12.1p)
Earnings diluted/(loss) per share before
goodwill                                          16.2c           10.9p          18.9p       (80.9c)          (54.3p)        (2.0p)
Diluted Earnings/(loss) per share                 10.4c            7.0p          14.3p       (97.7c)          (65.6p)       (12.1p)

Reconciliation to US GAAP

Net profit/(loss) after tax (prepared
under UK GAAP)                                   10,923          7,331         15,421       (101,336)       (68,011)       (11,574)
Amortisation of goodwill - group                    334            224             --            983            660             --
Amortisation of goodwill - associates              (387)          (260)          (185)        (1,593)        (1,069)          (329)
Full consolidation of joint venture                  36             24             --            118             79             --
Deferred taxation                                    --             --         (1,000)            --             --         (1,000)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Net loss in accordance with US GAAP              10,906          7,319         14,236       (101,828)       (68,341)       (12,903)
                                            -----------    -----------    -----------    -----------    -----------    -----------


                                                                  Continued....

                                                        Three months ended                            Nine months ended
                                                           December 31,                                 December 31,
                                                    2000           2000           1999           2000           2000           1999
Loss per share in accordance with US
GAAP
Earnings/(loss) per share                          10.6c           7.1p          14.1p        (98.3c)        (66.0p)        (13.5p)
Earnings/(loss) per share before
goodwill                                           16.2c          10.9p          17.9p        (80.8c)        (54.2p)         (2.6p)
Diluted Earnings/(loss) per share                  10.3c           6.9p          13.2p        (98.3c)        (66.0p)        (13.5p)


Notes:

1. The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `(L)' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.49 to (L)1.00, the exchange rate published by Datastream for December 31, 2000.

2. Under UK GAAP, an alternative profit and loss account format was presented to show the effect of one-off or `exceptional', charges in the period. Details of these exceptional charges are explained In the Interim Results for the six months to 30 September 2000. These exceptional items do not meet the definition of "Extraordinary items" under US GAAP. Any commentary in this press release relating to "exceptional items" should therefore be read for US GAAP purposes as an "unusual item".

EIDOS plc
Unaudited Consolidated Balance Sheets Reconciled to US GAAP

                                                                                                                          March 31,
UK GAAP                                                                                  December 31, 2000                     2000
                                                                                            $000            (L)000           (L)000
Fixed assets
Intangible assets (net of amortisation of (L)22,050k; March 2000, (L)13,923k)             13,611             9,135           28,305
Tangible assets                                                                            6,990             4,691            6,022
Investments                                                                                   --                --               --
    Joint ventures - share of net assets                                                   3,899             2,617            1,840
    Joint ventures - goodwill (net of amortisation of (L)7,145k; March 2000
    (L)3,475k)                                                                            11,756             7,890               --
    Other investments                                                                      3,458             2,321           38,081
                                                                                   -------------     -------------    -------------
Total fixed assets                                                                        39,714            26,654           74,248
                                                                                   -------------     -------------    -------------
Current assets
Stocks                                                                                    13,365             8,970           13,286
Debtors: amounts falling due within one year                                             144,233            96,801           77,665
Cash at bank and in hand                                                                  11,585             7,775          103,449
                                                                                   -------------     -------------    -------------
Total current assets                                                                     169,183           113,546          194,400
Creditors: amount falling due within one year                                           (120,454)          (80,842)        (142,176)
                                                                                   -------------     -------------    -------------
Net current assets                                                                        48,729            32,704           52,224
                                                                                   -------------     -------------    -------------
Total assets less current liabilities                                                     88,443            59,358          126,472
                                                                                   -------------     -------------    -------------
Creditors due after more than one year                                                      (508)             (341)             (53)
                                                                                   -------------     -------------    -------------
Net assets                                                                                87,935            59,017          126,419
                                                                                   =============     =============    =============
Capital and reserves
Called up share capital                                                                    3,090             2,074            2,071
Share premium account                                                                    127,352            85,471           85,034
Other reserve                                                                              1,065               715              707
Profit and loss account                                                                  (43,572)          (29,243)          38,607
                                                                                   -------------     -------------    -------------
Shareholders' funds                                                                       87,935            59,017          126,419
                                                                                   =============     =============    =============

EIDOS plc
Unaudited Consolidated Balance Sheets Reconciled to US GAAP

Reconciliation to US GAAP

Shareholders' funds (prepared under UK GAAP)                                              87,935            59,017          126,419

Goodwill                                                                                  20,312            13,632           13,632
Less in process research and development                                                  (3,528)           (2,368)          (2,368)
Less amortisation                                                                        (17,646)          (11,843)         (12,503)
                                                                                   -------------     -------------    -------------
                                                                                            (862)             (579)          (1,239)
                                                                                   -------------     -------------    -------------
Investment in associates - net assets                                                        304               204              204
Investment in associates - goodwill                                                       10,600             7,114            7,114
Less amortisation                                                                         (9,649)           (6,476)          (5,407)
                                                                                   -------------     -------------    -------------
                                                                                           1,255               842            1,911
                                                                                   -------------     -------------    -------------
Unrealised appreciation of other investments                                              19,637            13,179           40,665
Deferred tax                                                                              (5.829)           (3,912)         (12,200)
                                                                                   -------------     -------------    -------------
                                                                                          13,808             9,267           28,465
                                                                                   -------------     -------------    -------------
Full consolidation of joint venture company                                                  (73)              (49)            (129)
Revenue recognition                                                                       (1,398)             (938)            (938)
                                                                                   -------------     -------------    -------------
Shareholders' funds in accordance with
US GAAP                                                                                  100,665            67,560          154,489
                                                                                   =============     =============    =============


Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

EIDOS plc
Unaudited Consolidated Statements of Cash Flow

                                                                                                                        Nine months
                                                                                                                              ended
                                                                                   Nine months ended December 31,      December 31,
                                                                                                2000                           1999
                                                                                            $000            (L)000           (L)000
Net cash outflow from operating activities                                               (38,648)          (25,938)         (41,628)
                                                                                   -------------     -------------    -------------
Returns on investments and servicing of finance
Interest received                                                                            967               649              671
Interest paid on bond                                                                         --                --             (897)
Interest paid on finance leases                                                              (33)              (22)             (34)
Other interest paid                                                                       (3,530)           (2,369)            (881)
                                                                                   -------------     -------------    -------------
                                                                                          (2,596)           (1,742)          (1,141)
                                                                                   -------------     -------------    -------------
Taxation
Overseas tax paid                                                                         (2,131)           (1,430)          (6,807)
UK tax paid                                                                              (19,167)          (12,864)          (1,640)
                                                                                   -------------     -------------    -------------
                                                                                         (21,298)          (14,294)          (8,447)
                                                                                   -------------     -------------    -------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                         (2,058)           (1,381)          (2,366)
Sale of tangible fixed assets                                                              1,113               747                3
Purchase of other investments                                                                 --                --          (36,555)
                                                                                   -------------     -------------    -------------
                                                                                            (945)             (634)         (38,918)
                                                                                   -------------     -------------    -------------
Acquisitions and disposals
Purchase of associated undertakings                                                           --                --          (14,327)
Purchase of joint venture                                                                     --                --          (17,874)
                                                                                   -------------     -------------    -------------
                                                                                              --                --          (32,201)
                                                                                   -------------     -------------    -------------
Net cash outflow before financing                                                        (63,487)          (42,608)        (122,335)
Financing
Issue of ordinary share capital                                                              656               440            2,560
Repayment of principal under finance leases                                                  116                78             (275)
                                                                                   -------------     -------------    -------------
                                                                                             772               518            2,285
                                                                                   -------------     -------------    -------------
Decrease in cash in the period                                                           (62,715)          (42,090)        (120,050)
                                                                                   =============     =============    =============


Notes:

1. Net cash outflow from operating activities is derived from an operating loss of (L)31,386,000 (1999: (L)10,430,000) adjusted for profit from joint venture of (L)881,000 (1999: (L)568,000), depreciation of (L)2,130,000
    (1999: (L)2,397,000), loss on disposal of fixed assets of (L)50,000 (1999:
    loss (L)55,000), goodwill amortisation and write offs of (L)11,796,000 (1999: (L)10,080,000) and an increase in working capital of (L)7,647,000 (1999: increase (L)43,162,000).

    Eidos plc Statistical Information for the Period Ended December 31, 2000
                            Geographical Revenue Mix
                                  (unaudited)

                                    Quarter

                            December 31, 2000             December 31, 1999
                            (L)000s     % of Total        (L)000s     % of Total
North America                28,248          33.9%         33,100          33.6%
UK/Europe                    51,345          61.5%         60,367          61.3%
Rest of World                 3,857           4.6%          5,065           5.1%
                        -----------    -----------    -----------    -----------
Total net revenues           83,450           100%         98,532         100.0%
                        -----------    -----------    -----------    -----------


                                  Nine Months

                            December 31, 2000             December 31, 1999
                            (L)000s     % of Total        (L)000s     % of Total
North America                42,106          34.8%         50,079          35.1%
UK/Europe                    72,571          60.0%         84,741          59.4%
Rest of World                 6,187           5.2%          7,772           5.5%
                        -----------    -----------    -----------    -----------
Total net revenues          120,864         100.0%        142,592         100.0%
                        -----------    -----------    -----------    -----------


                                                      Percentage     Percentage
                                                        Change         Change
                                                          Quarter    Nine Months
North America                                             (14.7)%        (15.9)%
UK/Europe                                                 (14.9)%        (14.4)%
Rest of World                                             (23.8)%        (20.4)%
                                                      -----------    -----------
Total net revenues                                        (15.3)%        (15.2%)
                                                      -----------    -----------


                   Platform Revenue Mix (Games Revenue only)

                                  (Unaudited)

                                    Quarter

                            December 31, 2000             December 31, 1999
                            (L)000s     % of Total        (L)000s     % of Total
Console                      50,762          61.6%         62,254          63.9%
PC                           31,697          38.4%         35,193          36.1%
                        -----------    -----------    -----------    -----------
Total net revenues           82,459         100.0%         97,447         100.0%
                        -----------    -----------    -----------    -----------


                                  Nine Months

                            December 31, 2000             December 31, 1999
                            (L)000s     % of Total        (L)000s     % of Total
Console                      70,493          59.8%         85,894          61.7%
PC                           47,389          40.2%         53,319          38.3%
                        -----------    -----------    -----------    -----------
Total net revenues          117,882         100.0%        139,213         100.0%
                        -----------    -----------    -----------    -----------

                                                      Percentage     Percentage
                                                        Change         Change
                                                          Quarter    Nine Months
Console                                                   (18.5)%        (17.9)%
PC                                                         (9.9)%        (11.1)%
                                                      -----------    -----------
Total % change                                            (15.4)%        (15.3)%
                                                      -----------    -----------

Exhibit E-1

25 January 2001 EIDOS PLC: TRADING UPDATE

The Board of Eidos plc (Eidos), one of the worlds leading developers and publishers of entertainment software, will announce its results for the quarter ended 31st December 2000 on 28th February 2001.

The Board announces that the Company has traded well during the quarter ended December 31st 2000, and that sales and profits were ahead of expectations, principally due to strong sales of Who Wants To Be A Millionaire" in the UK and German markets and strong sales of "Championship Manager: Season 2000/ 2001" throughout Europe.

The Company traded ahead of expectations in the UK achieving a market share of 12% by value, representing a number two market position. Trading in other European countries was in line with management's expectations. Trading in US markets, however, was well below expectations and reflected the general softening in the US retail market.

During the quarter, the Company utilised significantly less working capital than was originally forecast due to more effective cash management. The directors continue to monitor closely the level of overheads and have achieved further cost savings in the period.

Outlook for full year

Notwithstanding the positive performance in the quarter to December 31st, the Board has significantly revised downwards its expectations for the full year. This revision results from delays in new titles originally anticipated for release toward the end of the final quarter. It is currently anticipated that Commandos 2, Startopia and Gangsters 2 will be released in the first quarter of the next financial year.

The Board has also decided to defer the release of three PlayStation 2 titles to the first half of the next financial year in view of the current relatively small installed base of the highly anticipated PlayStation 2 consoles. These games are all in the final stage of development, and include two new franchises; Herdy Gerdy and Eden. These changes will result in significant revenues moving from the final quarter of the current financial year to the next financial year.

Outlook for 2001

The Company remains confident that it has, and continues to develop, a portfolio of products that have the potential to perform well in the marketplace. During 2001 the population of next generation platforms, including PlayStation 2, X-Box and Gamecube will grow substantially. Although in the short term the visibility of the new hardware may continue to create uncertainty in the market place, the Company's strategy of platform neutrality will ensure that it benefits from stronger market conditions expected during the next financial year.

Enquiries:

Michael McGarvey, Chief Executive Officer:        020 8636 3000
Jonathan Glass, Sara Musgrave, Brunswick:         020 7404 5959
Brad Edwards, Brainerd Communicators:             001 212 986 6667

Exhibit E-2

Eidos plc 9 March 2001

Eidos plc - Express.com - minority investment

Eidos plc ("Eidos") has been informed that Express.com, in which Eidos has a minority investment, went into Chapter 11 administration on 7 March 2001. In Eidos' interim results for the six months ended 30 September 2000, announced on 28 November 2000, the Directors decided to make full provision against the carrying value of the investment in Express.com in Eidos' books.

This development will, thus, have no impact upon the financial position of Eidos.

Enquiries:
Brunswick                                         020 7404 5959
Jonathan Glass
Patrick Handley

Exhibit E-3

Eidos plc 10 May 2001

EIDOS PLC: APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Eidos plc announces today the appointment of David Adams as a Non-Executive Director. David is the Group Finance Director of House of Fraser plc, a position he has held since 1997.

David has previously been the Finance Director of Asprey plc, the Finance Director of Texas Homecare (a subsidiary of Ladbrokes plc) and the Finance Director of Dorothy Perkins and Top Shop (subsidiaries of The Burton Group plc).

Mike McGarvey, Chief Executive Officer of Eidos plc, said, "I am delighted that David is joining Eidos. He has broad, highly relevant commercial experience and joins the Board at an important stage in the Company's development."

There are no details that are required to be disclosed under paragraphs 16.4(a) or 6.F.2(b) to (g) of the Listing Rules of the UK Listing Authority.

Enquiries:
Michael McGarvey, Chief Executive Officer:        020 8636 3000
Jonathan Glass, Sara Musgrave, Brunswick:         020 7404 5959
Brad Edwards, Brainerd Communicators:             001 212 986 6667

Exhibit E-4

Eidos plc 31 May 2001

1 for 3 Rights Issue at 155p per share to raise (L)51.7 million (net of expenses)

* 1 for 3 Rights Issue to raise (L)51.7 million (net of expenses)

* Issue price of 155p represents a 44.1 per cent. discount to the closing middle market price of Eidos shares on 29 May 2001

* Proceeds to fund working capital requirement

* The Rights Issue has been underwritten by Dresdner Kleinwort Wasserstein

Michael McGarvey, CEO, said:

"The successful completion of this rights issue will allow Eidos to optimise its performance during the anticipated upturn in our industry's business cycle as the installed base of the next generation platforms grows to achieve significant mass.

The recapitalisation of the company marks an important milestone in the restructuring of operations which I have instituted since being appointed Chief Executive Officer. I am confident in the Group's prospects for the year ahead."

The Group also announces today its preliminary results for the year ended 31 March 2001. A presentation to analysts will take place at 10:30 am today at the offices of Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London, EC3P 3DB.

Enquiries:
Eidos plc                                         020 8636 3000
Michael McGarvey
Dresdner Kleinwort Wasserstein                    020 7623 8000
Michael Bedford
Christopher Baird

This announcement is issued by Eidos plc and the Directors of Eidos are the persons responsible for the information contained in this announcement. The contents of this announcement, which has been issued by and is the sole responsibility of Eidos, have been approved by Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority, solely for the purposes of Section 57 of the Financial Services Act 1986. Dresdner Kleinwort Wasserstein is acting for Eidos plc and no one else in relation to the Rights Issue and will not be responsible to anyone other than Eidos plc for providing the protections afforded to their customers or for providing advice in relation to the Rights Issue or any other matter referred to herein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

This announcement does not constitute or form part of an offer, or any solicitation of an offer, for securities and any purchase of, or application for, shares in the Rights Issue should only be made on the basis of the information contained in the prospectus dated 31 May 2001 and any supplement thereto and issued in connection with the Rights Issue.

This announcement does not constitute an offer of securities for sale in the United States or any other jurisdiction where to do so would be illegal. The securities have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

1 for 3 Rights Issue at 155p per share to raise (L)51.7 million (net of expenses)

Eidos announces that it is proposing to raise approximately (L)51.7 million, net of expenses, by way of a Rights Issue at a rights issue price of 155p per New Ordinary Share. The Rights Issue is being made to Qualifying Shareholders on the basis of 1 new Eidos share for every 3 existing shares held at the close of business on 11 June 2001. The Issue Price of 155p per new Eidos share represents a 44.1 per cent. discount to the closing middle market price of 277.5p per Eidos share on 29 May 2001, the last practicable business day before this announcement. The rights issue has been underwritten by Dresdner Kleinwort Wasserstein.

Information on the Group

Eidos is Europe's second largest independent developer and publisher of video games, on the basis of total sales. The Group's publishing activities date from 1995 when it acquired the Domark Group Ltd with the Championship Manager franchise. The following year it acquired the CentreGold Group plc, which included Core Design Limited, the developer of the Tomb Raider franchise.

Tomb Raider is one of the most successful video game franchises in the world owned by an independent publisher. With five iterations, total unit sales currently exceed 24 million.

In addition to this franchise, Eidos has developed a broadly based publishing portfolio. The Group has released four further titles that have achieved single game sales in excess of 1 million units. Over the last five years it has released another twenty-six "hit titles", using the industry standard definition of a "hit" as a single game with sales exceeding 350,000 units.

In September 2000 the Group launched the "Who Wants To Be A Millionaire?" title in the UK. This became the first title to reach the No.1 position in the UK charts in all formats at the same time and achieved record sales within this market, outselling any other title, including any single iteration of Tomb Raider. "Who Wants To Be A Millionaire?", Tomb Raider II and Tomb Raider hold the all-time top three selling positions in the UK charts.

The success of Eidos' development and publishing strategy is reflected in the Group's material shares of its principal markets. The Group's market share amongst all independent publishers in the calendar year 2000, based on independent data supplied by ChartTrack in the UK, GfK in France and Media Control in Germany, was 11.2 per cent. in the UK, 9.6 per cent. in Germany and
6.6 per cent. in France. This gave Eidos the No.2 position in the UK, the No.2 position in Germany and the No.3 position in France. In the US, based on independent data supplied by NPD, the Group's market position in the calendar year 2000 was 1.9%, giving it the No.16 position; in relation to PlayStation sales, the market penetration was 3.5%, giving it the No.13 position. In November 2000 Eidos announced it had achieved what the Directors believe to be its highest ever market penetration in the UK with a 13.8 per cent. share of sales during the previous month.

Eidos' core activity of publishing video games is increasingly orientated towards the development of its own content. The particular publishing strengths of the Group have been in the action adventure, strategy and sports management genres and the Directors expect this will continue to be the case in the short to medium-term based on the titles currently in development. The Group has taken a selective approach to sports action titles and the Directors expect this to continue.

The Directors have promoted a "developer friendly" culture within the business and currently the Group has over 400 development staff working within 14 teams in 4 studios, which are wholly-owned or partly-owned. This resource is augmented by external development, which comprises 16 teams in 13 studios. Overall the Group has a development resource of over 620 staff in internal and external studios working on product for publication. Of total sales of
(L)143.5 million in the year to 31 March 2001, 56 per cent. was derived from internally-generated product.

The Group has focused on becoming a pure development and publishing house. Unlike a number of other independent video games publishers, the Group does not seek to own its channel to market since the Directors consider this to be a low margin activity. The Group maintains close contact with the retail channel. In Europe the Group has direct relationships with over 100 retailers operating about 11,000 outlets in three countries and in the US with 45 retailers and distributors with about 17,000 outlets. Distribution to the retail channel is primarily undertaken through fulfilment houses.

Background to and reasons for the Rights Issue

The Group, in common with other companies within the entertainment software market, has suffered from the decline in sales of consoles and associated software during the last 18 months. The Directors believe this has been due to a transition to the next generation of consoles. This period has proved to be of longer duration than originally anticipated caused by delays in the launch and production of the new consoles suffered by their manufacturers. The Directors believe this has led to a hiatus in demand for entertainment software by consumers awaiting deliveries of the new consoles with their significantly enhanced features. The decline was exacerbated by price and margin erosion from an over supplied retail channel. In addition, the cost of producing titles for the next generation consoles is significantly higher.

The difficulties arising from a generally softening marketplace have been compounded for Eidos by the effect of certain Company specific issues. In the year ended 31 March 2001, these included the insufficient provision for returns of video games not sold (requiring an exceptional write off of (L)16.9 million) and the write-off of an investment in a web-based DVD and games retailer, Express.com, Inc. (amounting to (L)36.3 million). These have contributed to a decline in the Group's financial performance, as illustrated by the results for the year ended 31 March 2001 also announced today.

For the year ended 31 March:                               2001             2000
Turnover pre exceptional items                        (L)160.4m        (L)194.8m
EBITDA pre exceptional items                          (L)(20.9m)        (L)(9.7m)
Loss per share pre amortisation of goodwill
and exceptional items                                    (26.2)p          (17.5)p
Exceptional items before taxation                     (L)(54.1m)        (L)80.2m


These figures are extracted from, and should be read in conjunction with, the preliminary statement of the Group's audited results for the year ended 31 March 2001 and the summarised information should not be relied upon alone.

Since taking over as Chief Executive of the Group on 1 November 2000, Michael McGarvey has led a review of the Group's operations. This has led to, inter alia:

* certain titles under development being cancelled or postponed in order to concentrate the Group's resources on those titles which the Directors consider have the best prospects;

* improved controls being implemented to monitor and manage the progress of the Group's titles through the development process and retail channel;

* the implementation of a wide-ranging cost reduction programme expected by the Directors to decrease fixed costs by approximately (L)20 million over a two year period. Of this, (L)9 million was implemented in the year ended 31 March 2001 and the Directors intend to implement the additional (L)11 million in the current financial year;

* the divestiture of non-core businesses; and

* measures being taken to strengthen the management of the Group at all levels. These include the appointment of David Adams as a non-executive director of Eidos. In addition, the Company is currently in advanced talks with an individual which may or may not result in his appointment as finance director in the near future.

The Directors believe the market for consoles and the associated entertainment software is due to begin its next phase of growth and this is supported by an International Development Group report (Multimedia Markets in North America and Europe, March 2001), which estimates overall console sales growth and entertainment software sales growth of 469 per cent. and 167 per cent. respectively from 2000 to 2004. The Directors expect the Group to derive particular benefit from:

* the build-up of the installed base of PlayStation 2, which was released in March 2000 in Japan, in October 2000 in the US and in November 2000 in Europe. As at 31 March 2000 there was a worldwide installed base of 10.6 million consoles;

* the launch of Xbox, which Microsoft announced at E3 (the Electronic Entertainment Expo) as being 8 November 2001. No European launch date has been announced but it is expected that this will be in March 2002; and

* an increase in the number of titles sold per next generation console as developers learn to harness the enhanced features of those consoles.

In view of this anticipated upturn in the market, the Directors have concluded this is an appropriate time to raise additional equity for the Group. The Directors believe it is inappropriate for the Group to rely on either bank or debt finance to fund its business which given that it has a pronounced working capital cycle, is inherently difficult to forecast and has high operational gearing. The pronounced working capital cycle is due to the extended development period for the majority of new titles and the upfront cash outflow from the Group to fund the manufacture of console entertainment software. Furthermore, the Group does not receive the proceeds from sales made from these titles through the retail channel until several months after the initial upfront cash outflow. Once the Group has sold sufficient units to cover the development and launch costs of a title, it typically benefits from a strong gross profit margin on subsequent sales. This cycle is aggravated by the seasonality of the Group's sales, which are concentrated in the second half of each financial year.

Consequently, the Board is seeking additional equity capital through the Rights Issue, which will raise approximately (L)51.7 million (net of expenses) sufficient to cover the forecast peak working capital requirements over the next 12 months. In addition, the Company has agreed a committed (L)15 million facility with The Royal Bank of Scotland plc. This gives the Group increased flexibility and financing resource to take advantage of a greater than anticipated upturn in market conditions which would in itself require further working capital. This facility is conditional on the successful completion of the Rights Issue.

If Shareholders decide to reject the Resolution, the Rights Issue will not proceed. In such circumstances, the Group will have to seek additional funding from another source to satisfy its working capital requirements. The Directors believe that they should be able to achieve necessary funding, but it may be on unfavourable terms.

The Directors believe the successful completion of the Rights Issue is necessary to optimise the Group's performance during a period when its market is forecast to experience its next phase of growth.

Current trading and prospects

The Group experienced a challenging period in the year ended 31 March 2001. As a result of the actions taken or put in place by the Group's management and on receipt of the proceeds of the Rights Issue, the Directors believe the Group is in a good position to benefit from the expected improvement in market conditions.

This preliminary results announcement released today includes a section entitled "Current trading, prospects", the text of which is repeated below:

"The period since the end of the Company's financial year is typically a quiet sales period for the Group. This year has been no exception and trading has been in line with our expectations. Looking forward to the remainder of the current financial year, the Group intends to release a portfolio of 20 titles, representing 33 SKUs, on the following platforms: 2 on Playstation, 11 on PlayStation 2, 7 on Xbox, 1 on Dreamcast and 12 on PC.

Within this portfolio of releases are 6 titles that we believe could develop into exciting franchises. In addition, 11 titles are sequels to previously successful games and include: Who Wants To Be A Millionaire 2, Championship Manager 01/02, Commandos 2, Soul Reaver 2, Kain Blood Omen 2 and Winter Olympics. We have made the decision not to release a Tomb Raider title in this financial year. Instead, we are investing significant time and resources so that the next iteration of the Tomb Raider franchise will utilise the enhanced features of the next generation consoles and enhance the quality of the franchise. The Tomb Raider film is due for release by Paramount in June (US) and July (UK) and we expect this will build further awareness of the franchise in the mass market. As at 31 May 2001, we have more than 30 titles in development for release over the next 18 to 24 months.

The North American and European launch dates for the next generation consoles have now all been announced or indicated by the relevant manufacturers. The Directors believe this will lead to a return to the strong historic growth rates previously achieved by sales of consoles and the associated entertainment software. Given this background and the exciting line up of titles due for release, the Directors are confident of the Group's prospects for the year ahead."

Details of the Rights Issue

Subject to the satisfaction of the conditions referred to in this paragraph, the Company is proposing to offer up to 34,656,191 New Ordinary Shares at 155 pence per New Ordinary Share by way of rights to Qualifying Shareholders on the basis of:

    1 New Ordinary Share for every 3 Ordinary Shares

held at the Record Date and so in proportion for any other number of Ordinary Shares then held. The Rights Issue Price is payable in full on acceptance.

Fractions of Ordinary Shares will not be allotted to Shareholders, and entitlements of Qualifying Shareholders will be rounded down. The New Ordinary Shares will rank pari passu in all respects with the existing Ordinary Shares.

The Rights Issue represents a 44.1 per cent. discount to the closing middle market quotation of 277.5 pence per Ordinary Share derived from the Daily Official List on 29 May 2001, the last practicable business day before the announcement of the Rights Issue.

In view of the discount, the underwriting commission expected to be payable by the Company is significantly less than would typically be paid on a traditionally underwritten rights issue for a comparable underwriting period. Your Board is mindful of the Competition Commission's recommendations with regard to competitive tendering on sub-underwriting commission and the " Guidance on Share Issuing Good Practice for Listed Companies" issued by the Bank of England in October 1999. However, after careful consideration of the benefits to the Company of such a discounted rights issue and the commissions payable thereon and following advice received from Dresdner Kleinwort Wasserstein, the Directors believe that such a process would be unlikely to result in any significant additional benefit to the Company and would therefore not be appropriate in connection with the Rights Issue.

The Rights Issue is being underwritten in order that, once the conditions of the Underwriting Agreement are satisfied, the Group has certainty of receiving the funds it requires for its working capital requirements. The Directors were keen to remove as far as possible the Group's exposure to stock market conditions during the Rights Issue period, which might affect its ability to raise the funds required. The Rights Issue has also been underwritten to enable the Directors to apply the going concern basis on which the accounts for the year ended 31 March 2001 have been prepared. The annual report and accounts for the year ended 31 March 2001 is dated 31 May 2001 and Shareholders should expect to receive a copy shortly. Finally, it is a condition of the bank facility with The Royal Bank of Scotland plc that the Rights Issue is underwritten.

The Rights Issue is conditional, inter alia, on:

(a) the passing of the Resolution;

(b) Listing becoming effective not later than 8.30am on 19 June 2001, or such later time and date as the Company and Dresdner Kleinwort Wasserstein may agree; and

(c) the Underwriting Agreement having become unconditional in all respects and not having been terminated before Listing becomes effective.

Under the terms of the Underwriting Agreement, further details of which are set out in the Prospectus, the Underwriters have certain rights of termination exercisable before Listing. If these rights are exercised, the Rights Issue will not proceed.

The existing issued Ordinary Shares are listed on the London Stock Exchange, together with ADSs on Nasdaq. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the main market of the London Stock Exchange. Listing is expected to become effective on 19 June 2001. None of the New Ordinary Shares have been or will be made available in whole or in part to the public in conjunction with such application other than pursuant to the Rights Issue.

Ian Livingstone, Chairman, intends to sell sufficient nil paid rights (expected to be nil paid rights to 537,977 New Ordinary Shares) at the theoretical nil paid rights price to meet the cost of taking up the balance of his entitlements pursuant to the Rights Issue. The other Directors intend to subscribe for their full Rights Issue entitlement.

Extraordinary General Meeting

A notice convening the EGM will be sent to Shareholders shortly. The EGM will be held at 10.30am on 18 June 2001, for the purpose of considering and if thought fit, passing the Resolution which proposes to:

(a) increase the authorised share capital of the Company from (L)2,850,000 to
(L) 3,850,000 ; and

(b) authorise the directors pursuant to Section 80 of the Companies Act to allot shares up to an aggregate nominal value of (L)718,119 in connection with the Rights Issue.

If the Rights Issue is completed no more than 52,727,069 Ordinary Shares will remain authorised but unissued and uncommitted representing approximately 28 per cent. of the enlarged authorised share capital. The Directors consider it desirable to maintain a balance of authorised but unissued Ordinary Shares to retain flexibility for the future. No issue will be made which would effectively alter the control of the Company without the prior approval of the Company at a general meeting. The Directors have no present intention of issuing further Ordinary Shares save under the Rights Issue and save in connection with transactions of a non-material nature.

Provisional Allotment Letters

Provisional Allotment Letters will be sent to Qualifying Shareholders (other than certain Overseas Shareholders) shortly. The Provisional Allotment Letters indicate the number of New Ordinary Shares provisionally allotted to such Qualifying Shareholders pursuant to the Rights Issue and for which they are entitled to subscribe and contain instructions regarding acceptance, payment, renunciation, splitting and registration.

The expected timetable for the Rights Issue is set out in Appendix I.

This announcement is issued by Eidos plc and the Directors of Eidos are the persons responsible for the information contained in this announcement. The contents of this announcement, which has been issued by and is the sole responsibility of Eidos, have been approved by Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority, solely for the purposes of Section 57 of the Financial Services Act 1986. Dresdner Kleinwort Wasserstein is acting for Eidos plc and no one else in relation to the Rights Issue and will not be responsible to anyone other than Eidos plc for providing the protections afforded to their customers or for providing advice in relation to the Rights Issue or any other matter referred to herein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

This announcement does not constitute or form part of an offer, or any solicitation of an offer, for securities and any purchase of, or application for, shares in the Rights Issue should only be made on the basis of the information contained in the prospectus dated 31 May 2001 and any supplement thereto and issued in connection with the Rights Issue.

This announcement does not constitute an offer of securities for sale in the United States or any other jurisdiction where to do so would be illegal. The securities have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

APPENDIX I: EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record date for entitlement to New
Ordinary Shares:                                                    11 June 2001
Latest time and date for receipt of forms
of proxy for the EGM:                                    10.30am on 16 June 2001
Extraordinary General Meeting:                           10.30am on 18 June 2001
Dispatch of Provisional Allotment Letters:                          18 June 2001
Dealings in New Ordinary Shares commence,
nil paid:                                                 8.00am on 19 June 2001
Latest time and date for splitting
Provisional Allotment Letters, nil paid:                   3.00pm on 9 July 2001
Latest time for acceptance, payment in
full and registration of renunciation:                    3.00pm on 11 July 2001
Dealings in New Ordinary Shares commence,
fully paid:                                               8.00am on 12 July 2001
CREST stock accounts credited:                                      16 July 2001
Definitive certificates for New Ordinary
Shares dispatched:                                                  18 July 2001


The times and dates set out in the expected timetable of principal events above and mentioned throughout this announcement and to be set out in the Provisional Allotment Letters may be adjusted by Eidos, in which event details of the new dates will be notified to the UK Listing Authority and the London Stock Exchange and, where appropriate, to Shareholders.

APPENDIX II: DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"ADSs"                            American depositary shares;

"Articles"                        the articles of association of the Company;

"Canada"                          Canada and each province thereof;

"Companies Act" or "Act"          the Companies Act 1985 (as amended);

"CREST" the relevant system (as defined in the Uncertificated Securities Regulations 1995) in respect of which CRESTCo Limited is the Operator (as defined in those Regulations);

"Daily Official List"             The Daily Official List of the London Stock
                                  Exchange;

"Depositary"                      Morgan Guaranty Trust Company of New York;

"Directors" or "Board"            the directors of Eidos plc at the date of
                                  this document, whose names are set out in the Prospectus;

"Dresdner Kleinwort Wasserstein" Dresdner Kleinwort Wasserstein Limited; or "Underwriters"

"EGM" the Extraordinary General Meeting of Shareholders, to be held on 18 June 2001;

"Eidos" or the "Company'          Eidos plc;

"Eidos ADRs"                      American depository receipts issued by the
                                  Depositary, each one representing an Ordinary
                                  Share;

"Eidos Approved Scheme"           the Eidos UK approved share option scheme;

"Eidos ESPP"                      the Eidos US employee stock purchase plan;

"Eidos Group" or "Group"          Eidos and its subsidiary undertakings;

"Eidos International Schemes"     the Eidos international employee sharesave
                                  schemes set up for the benefit of non-UK and non-US employees in France, Germany, Japan and Singapore;

"Eidos Optionholder"              a holder of options over Ordinary Shares and/
                                  or Eidos ADSs under one or more of the Eidos
                                  Share Option Schemes;

"Eidos SAYE Scheme"               the UK Eidos Save As You Earn share option
                                  scheme;

"Eidos Share Option Schemes" or   the Eidos UK Option Schemes, the Eidos US
"Eidos Schemes"                   Schemes and the Eidos International Schemes;

"Eidos UK Option Schemes"         the Eidos Approved Scheme, the Eidos
                                  Unapproved Scheme and the Eidos SAYE Scheme;

"Eidos Unapproved Scheme"         the Eidos UK unapproved share option scheme
                                  (which in addition to the UK employees, is available for all overseas employees other than US employees);

"Eidos US Schemes"                the Eidos US Incentive Plan and the Eidos US
                                  Non-Statutory Plan;

"Listing"                         the admission of the New Ordinary Shares, nil
                                  paid, to the Official List, in accordance with the Listing Rules of the UK Listing
                                  Authority and to trading on the main market of the London Stock Exchange becoming effective in accordance with the rules of the London Stock Exchange;

"London Stock Exchange"           London Stock Exchange plc;

"Memorandum"                      the memorandum of association of the Company;

"Nasdaq" the US National Association of Securities Dealers Automated Quotations National Market System;

"net proceeds"                    the proceeds of the Rights Issue, net of
                                  expenses, amounting to approximately (L)51.7 million;

"New Ordinary Shares"             the new Ordinary Shares to be issued pursuant
                                  to the Rights Issue;

"Official List"                   the Official List of the UK Listing
                                  Authority;

"Ordinary Shares"                 ordinary shares of 2p each in the capital of
                                  the Company;

"Overseas Shareholders"           Shareholders who have registered addresses
                                  in, or who are citizens or residents of, countries other than the United Kingdom;

"Provisional Allotment Letters"   the renounceable provisional letters of
                                  allotment in respect of New Ordinary Shares proposed to be sent to Qualifying
                                  Shareholders (other than certain overseas
                                  Shareholders) in connection with the Rights
                                  Issue;

"Prospectus"                      the prospectus relating to the Rights Issue,
                                  prepared in accordance with the Listing Rules of the UK Listing Authority;

"Qualifying Shareholders"         holders of Ordinary Shares on the register of
                                  members of the Company at the Record Date;

"Record Date"                     the close of business on 11 June 2001;

"Resolution"                      the ordinary resolution to be proposed at the
                                  EGM, as set out in the notice of the EGM;

"Rights Issue"                    the proposed issue by way of rights of up to
                                  34,656,191 New Ordinary Shares;

"Rights Issue Price"              155p per New Ordinary Share;

"Shareholders"                    holders of Ordinary Shares;

"The Royal Bank of Scotland plc"  The Royal Bank of Scotland plc acting through the National Westminster Bank Plc;

"UK Listing Authority"            the Financial Services Authority acting in
                                  its capacity as the competent authority for the purposes of Part IV of the Financial
                                  Services Act 1986 and in the exercise of its functions in respect of the admission of securities to the Official List other than in accordance with Part IV of the Financial
                                  Services Act 1986;

"Underwriting Agreement"          the conditional agreement dated 31 May 2001
                                  between Eidos and Dresdner Kleinwort
                                  Wasserstein relating to the Rights Issue, details of which are set out in the Prospectus;

"United Kingdom" or "UK"          the United Kingdom of Great Britain and
                                  Northern Ireland; and

"United States" or "US"           the United States of America, its territories
                                  and possessions and any state of the United
                                  States and the district of Columbia.